FORM 6-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                For the month of November 2003 (November 5, 2003)

                          THE NEWS CORPORATION LIMITED
--------------------------------------------------------------------------------
                              (Name of Registrant)

             2 Holt Street, Sydney, New South Wales, 2010, Australia
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                            Form 20-F  X   Form 40-F
                                      ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                            Yes            No   X
                                ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                            Yes            No   X
                                ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                            Yes            No   X
                                ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable
                                              --------------

Annexed hereto are copies of the announcements by The News Corporation Limited ("News Corporation") of its financial results for the quarter ended September 30, 2003 in U.S. and Australian dollars.

Such announcements were filed with the Australian Stock Exchange and released in New York on November 5, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  THE NEWS CORPORATION LIMITED



Date:    November 5, 2003                   By:   /s/ Arthur M. Siskind
                                                  ----------------------------
                                                  Arthur M. Siskind
                                                  Director

                                  EXHIBIT INDEX
                                  -------------


                                                         Page No. in Sequential
Exhibit                                                     Numbering System
-------                                                     ----------------

A.   Announcement made by News Corporation of its financial
     results in Australian dollars for the quarter ended
     September 30, 2003.                                                 5

B.   Announcement made by News Corporation of its financial
     results in U.S. dollars for the quarter ended September
     30, 2003.                                                          14

                                    EXHIBIT A

                                News Corporation
               __________________________________________________

            EARNINGS RELEASE FOR THE QUARTER ENDED 30 SEPTEMBER, 2003
                              IN AUSTRALIAN DOLLARS


News Corporation Reports First Quarter Operating Income of A$1.1
Billion, a 10% Increase, on Revenue Growth of 2%; Net Profit before Other Items Doubles to A$589 Million; Net Profit Increases A$349
Million to A$644 Million

    QUARTER HIGHLIGHTS

    -- Filmed Entertainment operating income more than doubles on robust home entertainment sales of film and television titles as well as strong syndication contributions.

    -- Sustained ratings and advertising growth at Regional Sports Networks and Fox News Channel drives 13% operating income growth on a US$ basis at Cable Network Programming.

    -- Television Stations increase market share, grow operating income 7% in local currency terms; STAR delivers another quarter of profits; overall Television segment down due to the inclusion of American Idol in the quarter a year ago.

    -- Print businesses report higher earnings contributions in aggregate led by circulation revenue gains in U.K. newspapers, advertising demand in Australian newspapers and increased page volume at free-standing inserts.

    SYDNEY, Australia--(BUSINESS WIRE)--Nov. 6, 2003--The News Corporation Limited (ASX: NCP, NCPDP) today reported first quarter consolidated revenues of A$7.1 billion, a 2% increase over the A$6.9 billion reported in the prior year, and consolidated operating income of A$1.1 billion. These results, representing a 10% increase over the A$996 million reported a year ago were achieved despite the inclusion of A$178 million in losses from SKY Italia in the current quarter. The year-on-year operating income growth was driven primarily by a two-fold increase at Filmed Entertainment as well as a 50% increase at the Newspaper segment partially offset by the unfavourable impact of the strong Australian dollar. Net profit for the first quarter was A$644 million, a A$349 million increase over the A$295 million reported in the first quarter a year ago.
    Commenting on the results, Chairman and Chief Executive Rupert
Murdoch said:
    "The unparalleled growth we delivered during the first quarter - our seventh consecutive quarter of double-digit earnings increases - is a clear demonstration of the strength we are enjoying across our balanced collection of businesses. Operating income growth on a US$ basis of 31%, on revenue growth of 22%, was generated by increases at nearly every operating segment: at our film and television production businesses, which continue to capitalise on the expanding home entertainment market; at our cable channels, which have benefited from sustained viewership gains; at our television stations, which have expanded market share; and at STAR, which achieved its first-ever first-quarter profit. In the past quarter, we also exceeded our high expectations for our global pay-TV platforms - including SKY Italia, where subscriber additions are well ahead of plan, and BSkyB, which passed the 7 million digital subscriber mark several months ahead of schedule. Overall, the first quarter has given us a great start to the fiscal year, and we are well on our way to meeting our growth forecast for 2004."

    MANAGEMENT REVIEW OF PERFORMANCE

    The Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and Supplemental Financial Data for the three months ended 30 September are attached. The following commentary is made in respect to those statements, including an analysis of certain information contained therein.

    Net Profit Attributable to Members of the Parent Entity

    The reported net profit attributable to members of the parent entity consisted of the following items:


                                                     3 Months Ended
                                                      30 September,
                                                    2003         2002
                                                  ----------     -----
                                                  A$ Millions (except
                                                   per share amounts)

Revenue                                           A$  7,081  A$ 6,931
                                                  ---------- ---------

Operating income                                      1,095       996

Associated entities                                      87      (174)
Interest expense, net                                  (173)     (225)
Exchangeable securities expense                         (28)      (23)
                                                  ---------- ---------

Profit before income tax expense, outside equity
 interest and other items                               981       574
Income tax expense                                     (303)     (178)
Outside equity interest                                 (89)     (101)
                                                  ---------- ---------
Net profit before other items                           589       295
                                                  ---------- ---------

Other group items, net of tax and outside equity
 interest                                                55         -
                                                  ---------- ---------

Net profit attributable to members of the parent
 entity                                           A$    644  A$   295
                                                  ========== =========
Earnings per share (diluted) on net profit before
 other items, net                                 A$  0.111  A$ 0.055
                                                  ========== =========
Weighted average number of shares outstanding in
 millions (diluted)                                   5,194     5,127
                                                  ========== =========


    The following commentary discusses the major components of these results.


Consolidated Operating Income                         3 Months Ended
                                                       30 September,
                                                       2003      2002
                                                    --------  --------
                                                       A$ Millions

Filmed Entertainment                                A$  499   A$  181
Television                                              273       343
Cable Network Programming                               203       214
Direct Broadcast Satellite Television(*)               (178)        -
Magazines & Inserts                                      88        92
Newspapers                                              155       103
Book Publishing                                          90       106
Other                                                   (35)      (43)
                                                    --------  --------
Consolidated Operating Income                       A$1,095   A$  996
                                                    ========  ========

  (*) New segment reflecting the results of SKY Italia, consolidated as of 1 May, 2003


    First quarter net earnings from associated entities were A$87 million versus losses of A$174 million in the same period a year ago. The year-over-year improvements were primarily due to contributions from BSkyB, for which earnings were not reflected in prior year's quarter, and a comparatively favourable impact from foreign currency fluctuations at Sky Brasil. The inclusion of Stream's losses also affected the first quarter results a year ago. A detailed discussion of the components of associated entities' results is provided later in the release.
    First quarter net profit before other items increased to A$589 million (A$0.111 per share) versus A$295 million (A$0.055 per share) in the prior year, primarily due to higher consolidated operating income and improved associated entities results. The Company reported income from other items in the quarter of A$55 million primarily reflecting a gain from the sale of SkyPerfecTV! shares.

    The following commentary is discussed primarily in U.S. dollars

    REVIEW OF OPERATING RESULTS

    FILMED ENTERTAINMENT

    The Filmed Entertainment segment reported first quarter operating income of US$328 million, a US$228 million increase over the US$100 million reported in the same period a year ago. The substantial growth primarily reflects increased contributions from the worldwide home entertainment release of film and television titles and higher syndication profits from Twentieth Century Fox Television (TCFTV).
    Current quarter film results were largely driven by the worldwide home entertainment performances of Daredevil and Phone Booth combined with strong worldwide home entertainment, pay-TV and free-TV contributions from various catalog titles. These contributions were partially offset by the worldwide theatrical launch costs for the successful release of League of Extraordinary Gentlemen, which has grossed over US$170 million in worldwide box office to date. The first quarter a year ago included the worldwide home entertainment performances of Shallow Hal, Behind Enemy Lines and catalog titles.
    At TCFTV, earnings grew year-on-year primarily reflecting higher syndication profits from the initial releases of Angel and Judging Amy as well as increased contributions from M*A*S*H. Increased DVD sales of television series, most notably from The Simpsons, Buffy the Vampire Slayer and 24, also contributed to the year-on-year growth.

    TELEVISION

    The Television segment reported first quarter operating income of US$179 million versus US$188 million a year ago. Continued profit growth at the Fox Television Stations and STAR was offset by ratings declines at the FOX Broadcasting Company versus the first quarter last year, which included American Idol.
    Fox Television Stations (FTS) first quarter operating income grew 7% over the same period a year ago as market share gains more than offset a decline in political spending and the non-recurrence of American Idol on the broadcast network in the current quarter. Current year earnings growth was also fueled by margin expansion primarily from lower local programming and promotional costs as well as duopoly savings versus the first quarter of fiscal 2003.
    At the FOX Broadcasting Company (FBC), first quarter operating losses increased as improved advertising pricing was more than offset by cancellation costs for several series and projects as well as a 20% decline in primetime ratings versus the first quarter a year ago which included the record-breaking performance of American Idol. During the quarter, FBC launched several new series, including The O.C., which gained audience share every week following its August premiere and was the highest-rated new scripted show of the summer among Adults 18-49. Subsequent to quarter-end, primetime ratings have improved with the current broadcast season's ratings up 15% compared to a year ago led by the strength of post-season Major League Baseball and new season series premieres.
    STAR, bolstered by a 20% increase in revenues, delivered positive operating income for the first time in this traditionally soft quarter. Revenue gains were primarily driven by advertising and subscription growth at STAR Plus, which on average continues to deliver 48 of the top 50 programs in India, as well as increased advertising revenue from STAR Mandarin Movies, the number one cable channel in Taiwan.

    CABLE NETWORK PROGRAMMING

    Cable Network Programming reported first quarter operating income of US$133 million, an improvement of US$15 million over last year's results. The 13% growth reflects strong revenue gains at the Fox News Channel and the Regional Sports Networks, slightly offset by higher programming costs at the FX Channel.
    Fox News Channel (FNC) reported operating income growth of 14% in the first quarter as strong revenue growth, primarily from increased ad sales, more than offset slightly higher costs associated with coverage of the war in Iraq and the California recall election. FNC was the only cable news channel to increase its viewership during the quarter, with growth of 14% in primetime and 16% on a 24-hour basis compared to the first quarter a year ago.
    Fox Cable Networks' (including the Regional Sports Networks
(RSNs), the FX Channel (FX) and SPEED Channel) operating profit increased 4% for the quarter driven by double-digit revenue growth at the RSNs reflecting DTH subscriber additions, higher affiliate rates and increased advertising sales. At FX, affiliate revenue growth from an expanded subscriber base was offset by increased programming costs for original programming and charges related to the cancellations of Lucky and Orlando Jones. Investment in original programming continues to drive viewership gains with first quarter viewership among households and Adults 18-49 up nearly 20% versus the same period a year ago, led by Nip/Tuck, the highest rated new series on basic cable during calendar 2003.

    DIRECT BROADCAST SATELLITE TELEVISION

    On 30 April, 2003 the Company, along with Telecom Italia, completed the previously announced acquisition of the Italian pay-TV business Telepiu from Vivendi Universal and combined it with Stream. News Corporation now owns 80.1% of the combined entity, SKY Italia, whose results comprise this new segment. During the first quarter, SKY Italia reported an operating loss of US$117 million on revenues of US$264 million while adding nearly 300,000 new subscribers. 75% of the new subscribers during the quarter opted for a premium-programming tier including movies and sports programming increasing monthly ARPU for residential subscribers. At quarter end the digital subscribers totaled approximately 2.3 million.

    MAGAZINES AND INSERTS

    The Magazines and Inserts segment reported first quarter operating income of US$58 million, a 14% increase versus the same period a year ago. The improvement was primarily driven by higher contributions from the Free Standing Inserts division, principally from increased demand for packaged goods pages, partially offset by lower contributions from the InStore division.

    NEWSPAPERS

    The Newspaper segment reported first quarter operating income of US$102 million, up 79% versus the same period a year ago reflecting circulation revenue increases in the U.K. combined with advertising strength in Australia.
    The U.K. newspaper group's first quarter operating income more than doubled in local currency terms compared to a year ago, primarily driven by circulation revenue gains combined with a slight increase in advertising. Circulation revenue growth was achieved across all titles, with the largest increase at The Sun, where reduced cover price initiatives during the first quarter a year ago adversely impacted results.
    The Australian newspaper group reported a 6% increase in operating income in local currency terms, driven by an 8% increase in advertising revenue over a year ago and a slight increase in circulation revenue. Advertising growth was primarily fueled by display advertising with strong growth in national display and continued momentum in the retail and real estate categories. Classified advertising also saw steady growth, with improvement across all categories. The growth in advertising revenue for the quarter was partially offset by the timing of various marketing and editorial initiatives.
    In the United States, The New York Post continued to grow its circulation at a pace unmatched by any other major American newspaper. Now the seventh-largest daily newspaper in the country, the Post has achieved double-digit circulation growth in each of the last six quarters.

    BOOK PUBLISHING

    HarperCollins reported operating income of US$59 million during the quarter versus US$58 million in the same period a year ago. The increased quarterly results were primarily driven by the continued success of Zondervan's blockbuster The Purpose Driven Life as well as Lemony Snicket's The Slippery Slope, Dennis Lehane's Mystic River, David Beckham's autobiography and Dr. Atkins' New Diet Revolution. During the quarter, HarperCollins had 30 books on The New York Times bestseller lists including three titles that reached the number one spot.

    OTHER MATTERS

    Subsequent to quarter end, the Company announced it had reached an agreement in principle for the sale of the Los Angeles Dodgers. The agreement is subject to Major League Baseball approval and has been forwarded to Major League Baseball's ownership committee for review and recommendation to the other club owners, who will then vote on the proposed sale.

    REVIEW OF ASSOCIATED ENTITIES RESULTS

    First quarter net earnings from associated entities were A$87 million versus losses of A$174 million in the same period a year ago. The year over year improvements were primarily due to contributions from BSkyB, for which earnings were not reflected in prior year's quarter, and a comparatively favourable impact from foreign currency fluctuations at Sky Brasil. The inclusion of Stream's losses also affected the first quarter results a year ago.
    The Company's share of associated entities' earnings (losses) is as follows:


                                                       3 Months Ended
                                                       30 September,
                                         % Owned        2003     2002
                                         -------      -------    -----
                                                        US$ Millions
Sky Brasil                                 49.7% (a)      (8)     (67)
Innova - Mexico                            30.0%         (10)      (8)
FOXTEL                                     25.0%          (3)      (2)
Stream                                     50.0% (b)       -      (39)
Fox Sports Cable Networks                Various           9       12
ESPN STAR Sports                           50.0%           1        1
Other Associates                         Various(c)(d)    68        7
                                                      -------  -------
Total associated entities' earnings
 (losses)                                               $ 57    $ (96)
                                                      -------  -------
Total associated entities' earnings
 (losses)                                              A$ 87   A$(174)
                                                      =======  =======


    Further details on the associated entities follow.

    (a) Represents the Company's economic interest, which was 43.9% as of 30 September, 2002. The Company continues to hold a 36% equity interest in Sky Brasil.

    (b) The Company's share of Stream's losses was included as part of associated entities from 1 April, 2002 through 30 April, 2003, when it was merged with Telepiu to form the consolidated entity SKY Italia.

    (c) Primarily comprising BSkyB, Gemstar-TV Guide International, Independent Newspapers, and Queensland Press.

    (d) The Company's investment basis in BSkyB was negative from 31 December, 2001 through 11 November, 2002. Accordingly, the Company's share of BSkyB's results was not recognised during that period.


Sky Brasil (in US$)
--------------------                                3 Months Ended
                                                     30 September,
                                                     2003      2002
                                                  ---------- ---------
                                                   Millions (except
                                                      subscribers)

Revenues (in local currency)                       R$  162    R$  130

Revenues                                            $   55     $   42
Operating income (loss)                                  3         (4)
Net loss                                            $  (17)    $ (157)
                                                  ========== =========

News' reportable 49.7%/43.9% share(in US$)          $   (8)    $  (67)
                                                  ========== =========

Net Debt (excluding capitalised leases)             $  199     $  208

Ending Subscribers                                  772,000   704,000


    Sky Brasil's revenues grew 25% in local currency terms compared to prior year primarily driven by a higher subscriber base and increased average revenue per subscriber. The revenue growth for the quarter was partly offset by higher programming costs, mainly relating to higher subscribers, and increased marketing costs due to new campaigns to grow the subscriber base. The decrease in net loss principally reflects reduced foreign exchange losses as the decline of the Brazilian Real decelerated during the quarter as compared to the same period a year ago.


Innova (in US$) - Mexico
-------------------------                           3 Months Ended
                                                     30 September,
                                                     2003      2002
                                                 ----------- ---------
                                                   Millions (except
                                                      subscribers)

Revenues (in local currency)                      Ps.  909   Ps.  834

Revenues                                            $   85     $   84
Operating income                                        12          7
Net loss                                            $  (32)    $  (28)
                                                 =========== =========

News' reportable 30% share (in US$)                 $  (10)    $   (8)
                                                 =========== =========

Net Debt (excluding capitalised leases)             $  339     $  358

Ending Subscribers                                  826,000   733,000


    Innova's revenues grew 9% in local currency terms compared to prior year primarily driven by a 13% increase in the subscriber base. Operating income growth reflects lower depreciation and SG&A expenses. The increase in net loss principally reflects the unfavourable impact of foreign currency fluctuations due to the weakening of the Mexican Peso on U.S. dollar denominated liabilities during the quarter as compared to the same period a year ago.


FOXTEL (in A$)
----------------                                   3 Months Ended
                                                    30 September,
                                                    2003      2002
                                                ------------ ---------
                                                  Millions (except
                                                     subscribers)
Revenues                                           A$ 182     A$  138
Operating loss                                        (27)        (24)
Net loss                                           A$ (18)    A$  (17)
                                                ============ =========

News' reportable 25% share (in US$)                 $  (3)     $   (2)
                                                ============ =========

Ending Subscribers (including Optus)              1,068,000   805,000


    FOXTEL's revenues for the quarter increased 32% principally due to the inclusion of Optus wholesale subscribers as of 1 December, 2002, an increase of 17% in satellite subscribers compared to a year ago and higher average revenue per subscriber. Net loss for the quarter increased A$1 million against the prior year as the increased subscriber revenues were more than offset by the inclusion of Optus license fee costs, an intensified subscriber acquisition plan, the development of a future digital service and higher depreciation expense.


Fox Sports Cable Networks(*)(in US$)
------------------------------------              3 Months Ended
                                                  30 September,
                                                 2003        2002
                                             ------------ -----------
                                                Millions (except
                                                   subscribers)

News' reportable share                            $ 9        $    12
                                             ============ ===========

Ending Subscribers                            45,056,000  44,410,000


    The decrease in net income for the quarter primarily reflects the decline in the results at National Sports Partners resulting from increased programming costs, partly offset by the effect of cost savings at the Metro Channels and Madison Square Garden.

    (*) Various associated interests ranging from 20 percent to 50 percent, primarily comprising Regional Programming Partners (including Madison Square Garden), Fox Sports Bay Area, Fox Sports Chicago, National Sports Partners and National Advertising Partners.








ESPN STAR Sports (in US$) - Asia
---------------------------------                 3 Months Ended
                                                   30 September,
                                                   2003     2002
                                             ---------------- --------
                                                       Millions

Revenues                                            $  34      $   37
Operating income                                        2           5
Net income                                          $   1      $    3
                                             ================ ========

News' reportable 50% share                          $   1      $    1
                                             ================ ========


    Operating income decreased US$3 million principally due to lower advertising revenues from England Cricket partially offset by lower channel costs associated with the event.

    FOREIGN EXCHANGE RATES

    Average foreign exchange rates used in the year-to-date profit results are as follows:


                                                      3 Months Ended
                                                       30 September,
                                                        2003     2002
                                                     --------   ------
Australian Dollar/U.S Dollar                            0.66     0.55
U.K. Pounds Sterling/U.S. Dollar                        1.61     1.55
Euro/U.S. Dollar                                        1.13     0.98


    To receive a copy of this press release through the Internet, access News Corp's corporate Web site located at http://www.newscorp.com
    Audio from News Corp's conference call with analysts on the first quarter results can be heard live on the Internet at 9:00 a.m. Eastern Summer (Australia) Time today. To listen to the call, visit http://www.newscorp.com

    Cautionary Statement Concerning Forward-Looking Statements

    This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.


STATEMENT OF FINANCIAL PERFORMANCE                   3 Months Ended
                                               Note   30 September,
                                                       2003     2002
                                                   -------------------
                                                 A$ Millions (except
                                                  per share amounts)

Sales revenue                                  1 A$  7,081   A$ 6,931
Operating expenses                                  (5,986)    (5,935)
                                                 ----------  ---------
Operating income                               1     1,095        996

Net profit (loss) from associated entities              87       (174)

Borrowing costs                                       (225)      (277)
Interest income                                         52         52
                                                 ----------  ---------
Net borrowing costs                                   (173)      (225)

Exchangeable securities expense                        (28)       (23)
Other items before income tax, net                      93          -
                                                 ----------  ---------
Profit from ordinary activities before income
 tax                                                 1,074        574
                                                 ----------  ---------

Income tax expense on:
   Ordinary activities before other items             (303)      (178)
   Other items                                         (33)         -
                                                 ----------  ---------
Net income tax expense                                (336)      (178)
                                                 ----------  ---------

Net profit from ordinary activities after tax          738        396

Net profit attributable to outside equity
 interests                                             (94)      (101)

----------------------------------------------------------------------
Net Profit Attributable to Members of the
 Parent Entity                                   A$    644   A$   295
----------------------------------------------------------------------

Net exchange gains (losses) recognised directly
 in equity                                            (576)    1,170

                                                 ----------  ---------
Total change in equity other than those
 resulting from transactions with owners as
 owners                                          A$     68   A$ 1,465
                                                 ==========  =========

Diluted earnings per share on net profit attributable to members of the parent entity

Ordinary shares                                  A$  0.109   A$ 0.049
Preferred limited voting ordinary shares         A$  0.130   A$ 0.059

Ordinary and preferred limited voting ordinary
 shares                                          A$  0.122   A$ 0.055





STATEMENT OF FINANCIAL POSITION                 30 September  June 30,
                                                    2003        2003
                                                  --------------------
ASSETS                                                A$ Millions
Current Assets
Cash                                            A$   7,267   A$ 6,746
Cash on deposit                                        401          -
Receivables                                          6,015      5,701
Inventories                                          2,167      1,931
Other                                                  589        483
                                                -----------  ---------
Total Current Assets                                16,439     14,861
                                                -----------  ---------

Non-Current Assets
Cash on deposit                                          -        698
Receivables                                          1,338      1,219
Investments in associated entities                   5,568      5,526
Other investments                                      960      1,195
Inventories                                          4,105      4,103
Property, plant and equipment                        6,112      6,299
Publishing rights, titles and television
 licenses                                            32,138     32,724
Goodwill                                               363        377
Other                                                  714        745
                                                -----------  ---------
Total Non-Current Assets                            51,298     52,886
                                                -----------  ---------

Total Assets                                    A$  67,737   A$67,747
                                                ===========  =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Interest bearing liabilities                    A$     415   A$    33
Payables                                             8,439      8,298
Tax liabilities                                        771        714
Provisions                                             410        258
                                                -----------  ---------
Total Current Liabilities                           10,035      9,303
                                                -----------  ---------

Non-Current Liabilities
Interest bearing liabilities                        12,640     12,396
Payables                                             3,550      3,545
Tax liabilities                                        844        666
Provisions                                           1,072      1,032
                                                -----------  ---------
Total Non-Current Liabilities Excluding
 Exchangeable Securities                            18,106     17,639
                                                -----------  ---------

Exchangeable securities                              2,063      2,084
                                                -----------  ---------
Total Liabilities                                   30,204     29,026

Shareholders' Equity
Contributed equity                                  28,448     28,427
Reserves                                             2,573      2,760
Retained profits                                     1,239      1,137
                                                -----------  ---------

Shareholders' equity attributable to members of
 the parent entity                                  32,260     32,324
Outside equity interests in controlled entities      5,273      6,397
                                                -----------  ---------

Total Shareholders' Equity                          37,533     38,721
                                                -----------  ---------
Total Liabilities and Shareholders' Equity      A$  67,737   A$67,747
                                                ===========  =========




STATEMENT OF CASH FLOWS                              3 Months Ended 30
                                                         September,
                                                        2003     2002
                                                     -----------------
Operating activity                                      A$ Millions

Net profit attributable to members of the parent
 entity                                           A$  644    A$   295
Adjustment for non-cash and non-operating
 activities:
Equity earnings, net                                  (85)        176
Outside equity interest                                89         101
Depreciation and amortisation                         219         185
Other items, net                                      (55)          -
Change in assets and liabilities:
   Receivables                                       (628)       (213)
   Inventories                                       (279)       (517)
   Payables                                           394         143
   Other liabilities                                  260          39
                                                  --------   ---------

Cash provided by operating activity                   559         209

Investing and other activity

Property, plant and equipment                        (126)       (160)
Acquisitions, net of cash acquired                    (63)       (787)
Investments in associated entities                    (46)       (376)
Other investments                                     (45)         (7)
Proceeds from sale of non-current assets              361          48
                                                  --------   ---------

Cash provided by (used in) investing activity          81      (1,282)

Financing activity

Repayment of debt and exchangeable securities        (288)     (1,874)
Decrease in cash on deposit                           282           -
Issuance of shares                                     21           2
Dividends paid                                        (13)         (4)
Leasing and other finance costs                         -          (2)
                                                  --------   ---------

Cash provided by (used in) financing activity           2      (1,878)
                                                  --------   ---------

Net increase (decrease) in cash                       642      (2,951)
Opening cash balance                                6,746       6,337
Exchange movement on opening balance                 (121)        212
                                                  --------   ---------

Closing cash balance                              A$7,267    A$ 3,598
                                                  ========   =========




Note 1 - SEGMENT DATA                               3 Months Ended
                                                     30 September,
BY GEOGRAPHIC AREAS                                  2003    2002
                                               ---------------------
                                                    A$ Millions
Revenues

United States                                  A$   5,043   A$  5,250
Europe                                              1,413       1,073
Australasia                                           625         608
                                               -----------  ----------
                                               A$   7,081   A$  6,931
                                               ===========  ==========

Operating Income

United States                                  A$   1,051   A$    850
Europe                                                (38)        102
Australasia                                            82          44
                                               -----------  ----------
                                               A$   1,095   A$    996
                                               ===========  ==========


BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment                           A$   1,901   A$  1,604
Television                                          1,540       1,860
Cable Network Programming                             955       1,007
Direct Broadcast Satellite Television(*)              402           -
Magazines and Inserts                                 339         353
Newspapers                                          1,125       1,103
Book Publishing                                       528         630
Other                                                 291         374
                                               -----------  ----------
                                               A$   7,081   A$  6,931
                                               ===========  ==========


Operating Income

Filmed Entertainment                           A$     499   A$    181
Television                                            273         343
Cable Network Programming                             203         214
Direct Broadcast Satellite Television(*)             (178)          -
Magazines and Inserts                                  88          92
Newspapers                                            155         103
Book Publishing                                        90         106
Other                                                 (35)        (43)
                                               -----------  ----------
                                               A$   1,095   A$    996
                                               ===========  ==========

    (*) New segment reflecting the results of SKY Italia, con solidated as of 1 May, 2003.



    Note 2 - SUPPLEMENTAL FINANCIAL DATA

    The Company considers net profit before other items to be an important indicator of the Company's operating performance on a consolidated basis. Net profit before other items, defined as net profit attributable to members of the parent entity before other items related to the Company and associated entities, net of applicable income tax expenses and outside equity interests, eliminates the effect of transactions that are considered significant by reason of their size, nature or effect on the Company's financial performance for the year. Net profit before other items, which is the information reported to and used by the Company's chief decision maker for the purpose of making decisions about the allocation of resources to segments and assessing their performance, should be considered in addition to, not as a substitute for the Company's operating income, net profit attributable to members of the parent entity, cash flows and other measures of financial performance prepared in accordance with generally accepted accounting principles in Australia. Net profit before other items does not reflect cash available to fund requirements, and the items excluded from net profit before other items, such as other revenues and expenses, are significant components in assessing the Company's financial performance.
    The following table reconciles certain components of net profit attributable to members of the parent entity as presented on page 2 of this release to the presentation required under Australian GAAP as required by Australian Accounting Standard AASB 1018 "Statement of Financial Performance" on page 11 of this release.


                                                      3 Months Ended
                                                       30 September,
                                                         2003   2002
                                                      ---------------
                                                        A$ Millions

Total other items (page 2)                         A$   55    A$   -
Reclassification of other items - associated
Entities                                                 -         -
Reclassification of income tax and net profit
   attributable to outside equity interest              38         -
                                                   --------   -------
Other items before income tax, net (page 11)       A$   93    A$   -
                                                   ========   =======


Income tax expense (page 2)                        A$ (303)   A$(178)
Reclassification of income tax expense on
 other items                                           (33)        -
                                                   --------   -------
Net income tax expense (page 11)                   A$ (336)   A$(178)
                                                   ========   =======


    SUPPLEMENTAL FINANCIAL DATA (continued)



                                                     3 Months Ended
                                                      30 September,
                                                      2003    2002
                                                   ------------------
                                                      A$ Millions

Outside equity interest (page 2)                 A$    (89)  A$ (101)
Reclassification of outside equity interest on
    other items, net                                    (5)        -
                                                 ----------  --------
Net profit attributable to outside equity
 interest (page 11)                              A$    (94)  A$ (101)
                                                 ==========  ========


Net profit before other items (page 2)           A$    589   A$  295
Other items before income tax, net                      93         -
Reclassification of income tax and net profit
   attributable to outside equity interest             (38)        -
                                                 ----------  --------
Net profit attributable to members of the parent
 entity (page 11)                                A$    644   A$  295
                                                 ==========  ========


Earnings per share on net profit before other
 items, net (page 2)                             A$  0.111   A$0.055
Earnings per share on other items before income
 tax, net                                            0.018         -
Earnings per share on reclassification of income
 tax and net profit attributable to outside
 equity interest                                     (0.007  )      -
                                                 ----------  --------
Diluted earnings per share on net profit
 attributable to members of the parent entity
 (page 11)                                        A$  0.122   A$0.055
                                                 ==========  ========

    CONTACT: News Corporation
             Investor Relations:
             Reed Nolte, 212-852-7092
             or
             Press Inquiries:
             Andrew Butcher, 212-852-7070

                                    EXHIBIT B

                                News Corporation
               __________________________________________________

                     EARNINGS RELEASE FOR THE QUARTER ENDED
   SEPTEMBER 30, 2003 IN U.S. DOLLARS PREPARED FOR THE U.S. MARKET. AUSTRALIAN
         READERS SHOULD REFER TO THE AUSTRALIAN DOLLAR EARNINGS RELEASE


News Corporation Reports First Quarter Operating Income of $719
Million, a 31% Increase, on Revenue Growth of 22%


    Net Profit before Other Items More Than Doubles to $386 Million;
           Net Profit Increases $260 Million to $422 Million

    QUARTER HIGHLIGHTS

    -- Filmed Entertainment operating income more than triples on robust home entertainment sales of film and television titles as well as strong syndication contributions.

    -- Sustained ratings and advertising growth at Regional Sports Networks and Fox News Channel drives 13% operating income growth at Cable Network Programming.

    -- Television Stations increase market share, grow operating income 7%; STAR delivers another quarter of profits; overall Television segment down slightly due to the inclusion of American Idol in the quarter a year ago.

    -- All print businesses report higher earnings contributions led by circulation revenue gains in U.K. newspapers, advertising demand in Australian newspapers and increased page volume at free-standing inserts.

    NEW YORK--(BUSINESS WIRE)--Nov. 5, 2003--The News Corporation Limited (NYSE: NWS, NWS.A) today reported first quarter consolidated revenues of $4.6 billion, a 22% increase over the $3.8 billion reported in the prior year, and consolidated operating income of $719 million. These results, representing a 31% increase over the $548 million reported a year ago were achieved despite the inclusion of $117 million in losses from SKY Italia in the current quarter. The year-on-year operating income growth was driven primarily by a three-fold increase at Filmed Entertainment as well as double-digit increases at the Cable Network Programming, Newspapers and Magazines and Inserts segments. Net profit for the first quarter was $422 million, a $260 million increase over the $162 million reported in the first quarter a year ago.
    Commenting on the results, Chairman and Chief Executive Rupert
Murdoch said:

    "The unparalleled growth we delivered during the first quarter - our seventh consecutive quarter of double-digit earnings increases - is a clear demonstration of the strength we are enjoying across our balanced collection of businesses. Operating income growth of 31%, on revenue growth of 22%, was generated by increases at nearly every operating segment: at our film and television production businesses, which continue to capitalize on the expanding home entertainment market; at our cable channels, which have benefited from sustained viewership gains; at our television stations, which have expanded market share; and at STAR, which achieved its first-ever first-quarter profit. In the past quarter, we also exceeded our high expectations for our global pay-TV platforms - including SKY Italia, where subscriber additions are well ahead of plan, and BSkyB, which passed the 7 million digital subscriber mark several months ahead of schedule. Overall, the first quarter has given us a great start to the fiscal year, and we are well on our way to meeting our growth forecast for 2004."

    MANAGEMENT REVIEW OF PERFORMANCE

    The Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows and Supplemental Financial Data for the three months ended September 30th are attached. The following commentary is made in respect to those statements, including an analysis of certain information contained therein.

    Net Profit Attributable to Members of the Parent Entity

    The reported net profit attributable to members of the parent entity consisted of the following items:



                                                 3 Months Ended
                                                  September 30,
                                               2003           2002
                                             ---------      ---------
                                              US $ Millions (except
                                                 per ADR amounts)

Revenue                                      $  4,649       $  3,813
                                             ---------      ---------

Operating income                                  719            548

Associated entities                                57            (96)
Interest expense, net                            (114)          (124)
Exchangeable securities expense                   (18)           (13)
                                             ---------      ---------

Profit before income tax expense, outside
 equity interest and other items                  644            315
Income tax expense                               (199)           (98)
Outside equity interest                           (59)           (55)
                                             ---------      ---------
Net profit before other items                     386            162
                                             ---------      ---------

Other group items, net of tax and outside
 equity interest                                   36              -
                                             ---------      ---------

Net profit attributable to members of the
 parent entity                               $    422       $    162
                                             =========      =========
Earnings per ADR (diluted) on net profit
 before other items, net                     $   0.29       $   0.12
                                             =========      =========
Weighted average number of ADRs outstanding
 in millions (diluted)                          1,298          1,282
                                             =========      =========


    The following commentary discusses the major components of these results.



Consolidated Operating Income                   3 Months Ended
                                                 September 30,
                                              2003           2002
                                           ----------     ----------
                                                 US $ Millions

Filmed Entertainment                        $    328       $    100
Television                                       179            188
Cable Network Programming                        133            118
Direct Broadcast Satellite Television*          (117)             -
Magazines & Inserts                               58             51
Newspapers                                       102             57
Book Publishing                                   59             58
Other                                            (23)           (24)
                                           ----------     ----------
Consolidated Operating Income               $    719       $    548
                                           ==========     ==========

   * New segment reflecting the results of SKY Italia, consolidated as of May 1, 2003



    First quarter net earnings from associated entities were $57 million versus losses of $96 million in the same period a year ago. The year-over-year improvements were primarily due to contributions from BSkyB, for which earnings were not reflected in prior year's quarter, and a comparatively favorable impact from foreign currency fluctuations at Sky Brasil. The inclusion of Stream's losses also affected the first quarter results a year ago. A detailed discussion of the components of associated entities' results is provided later in the release.
    First quarter net profit before other items increased to $386 million ($0.29 per ADR) versus $162 million ($0.12 per ADR) in the prior year, primarily due to higher consolidated operating income and improved associated entities results. The Company reported income from other items in the quarter of $36 million primarily reflecting a gain from the sale of SkyPerfecTV! shares.

    REVIEW OF OPERATING RESULTS

    FILMED ENTERTAINMENT

    The Filmed Entertainment segment reported first quarter operating income of $328 million, a $228 million increase over the $100 million reported in the same period a year ago. The substantial growth primarily reflects increased contributions from the worldwide home entertainment release of film and television titles and higher syndication profits from Twentieth Century Fox Television (TCFTV).
    Current quarter film results were largely driven by the worldwide home entertainment performances of Daredevil and Phone Booth combined with strong worldwide home entertainment, pay-TV and free-TV contributions from various catalog titles. These contributions were partially offset by the worldwide theatrical launch costs for the successful release of League of Extraordinary Gentlemen, which has grossed over $170 million in worldwide box office to date. The first quarter a year ago included the worldwide home entertainment performances of Shallow Hal, Behind Enemy Lines and catalog titles.
    At TCFTV, earnings grew year-on-year primarily reflecting higher syndication profits from the initial releases of Angel and Judging Amy as well as increased contributions from M*A*S*H. Increased DVD sales of television series, most notably from The Simpsons, Buffy the Vampire Slayer and 24, also contributed to the year-on-year growth.

    TELEVISION

    The Television segment reported first quarter operating income of $179 million versus $188 million a year ago. Continued profit growth at the Fox Television Stations and STAR was offset by ratings declines at the FOX Broadcasting Company versus the first quarter last year, which included American Idol.
    Fox Television Stations (FTS) first quarter operating income grew 7% over the same period a year ago as market share gains more than offset a decline in political spending and the non-recurrence of American Idol on the broadcast network in the current quarter. Current year earnings growth was also fueled by margin expansion primarily from lower local programming and promotional costs as well as duopoly savings versus the first quarter of fiscal 2003.
    At the FOX Broadcasting Company (FBC), first quarter operating losses increased as improved advertising pricing was more than offset by cancellation costs for several series and projects as well as a 20% decline in primetime ratings versus the first quarter a year ago which included the record-breaking performance of American Idol. During the quarter, FBC launched several new series, including The O.C., which gained audience share every week following its August premiere and was the highest-rated new scripted show of the summer among Adults 18-49. Subsequent to quarter-end, primetime ratings have improved with the current broadcast season's ratings up 15% compared to a year ago led by the strength of post-season Major League Baseball and new season series premieres.
    STAR, bolstered by a 20% increase in revenues, delivered positive operating income for the first time in this traditionally soft quarter. Revenue gains were primarily driven by advertising and subscription growth at STAR Plus, which on average continues to deliver 48 of the top 50 programs in India, as well as increased advertising revenue from STAR Mandarin Movies, the number one cable channel in Taiwan.

    CABLE NETWORK PROGRAMMING

    Cable Network Programming reported first quarter operating income of $133 million, an improvement of $15 million over last year's results. The 13% growth reflects strong revenue gains at the Fox News Channel and the Regional Sports Networks, slightly offset by higher programming costs at the FX Channel.
    Fox News Channel (FNC) reported operating income growth of 14% in the first quarter as strong revenue growth, primarily from increased ad sales, more than offset slightly higher costs associated with coverage of the war in Iraq and the California recall election. FNC was the only cable news channel to increase its viewership during the quarter, with growth of 14% in primetime and 16% on a 24-hour basis compared to the first quarter a year ago.
    Fox Cable Networks' (including the Regional Sports Networks
(RSNs), the FX Channel (FX) and SPEED Channel) operating profit increased 4% for the quarter driven by double-digit revenue growth at the RSNs reflecting DTH subscriber additions, higher affiliate rates and increased advertising sales. At FX, affiliate revenue growth from an expanded subscriber base was offset by increased programming costs for original programming and charges related to the cancellations of Lucky and Orlando Jones. Investment in original programming continues to drive viewership gains with first quarter viewership among households and Adults 18-49 up nearly 20% versus the same period a year ago, led by Nip/Tuck, the highest rated new series on basic cable during calendar 2003.

    DIRECT BROADCAST SATELLITE TELEVISION

    On April 30th, 2003 the Company, along with Telecom Italia, completed the previously announced acquisition of the Italian pay-TV business Telepiu from Vivendi Universal and combined it with Stream. News Corporation now owns 80.1% of the combined entity, SKY Italia, whose results comprise this new segment. During the first quarter, SKY Italia reported an operating loss of $117 million on revenues of $264 million while adding nearly 300,000 new subscribers. 75% of the new subscribers during the quarter opted for a premium-programming tier including movies and sports programming increasing monthly ARPU for residential subscribers. At quarter end the digital subscribers totaled approximately 2.3 million.

    MAGAZINES AND INSERTS

    The Magazines and Inserts segment reported first quarter operating income of $58 million, a 14% increase versus the same period a year ago. The improvement was primarily driven by higher contributions from the Free Standing Inserts division, principally from increased demand for packaged goods pages, partially offset by lower contributions from the InStore division.

    NEWSPAPERS

    The Newspaper segment reported first quarter operating income of $102 million, up 79% versus the same period a year ago reflecting circulation revenue increases in the U.K. combined with advertising strength in Australia.
    The U.K. newspaper group's first quarter operating income more than doubled in local currency terms compared to a year ago, primarily driven by circulation revenue gains combined with a slight increase in advertising. Circulation revenue growth was achieved across all titles, with the largest increase at The Sun, where reduced cover price initiatives during the first quarter a year ago adversely impacted results.
    The Australian newspaper group reported a 6% increase in operating income in local currency terms, driven by an 8% increase in advertising revenue over a year ago and a slight increase in circulation revenue. Advertising growth was primarily fueled by display advertising with strong growth in national display and continued momentum in the retail and real estate categories. Classified advertising also saw steady growth, with improvement across all categories. The growth in advertising revenue for the quarter was partially offset by the timing of various marketing and editorial initiatives.
    In the United States, The New York Post continued to grow its circulation at a pace unmatched by any other major American newspaper. Now the seventh-largest daily newspaper in the country, the Post has achieved double-digit circulation growth in each of the last six quarters.

    BOOK PUBLISHING

    HarperCollins reported operating income of $59 million during the quarter versus $58 million in the same period a year ago. The increased quarterly results were primarily driven by the continued success of Zondervan's blockbuster The Purpose Driven Life as well as Lemony Snicket's The Slippery Slope, Dennis Lehane's Mystic River, David Beckham's autobiography and Dr. Atkins' New Diet Revolution. During the quarter, HarperCollins had 30 books on The New York Times bestseller lists including three titles that reached the number one spot.

    OTHER MATTERS

    Subsequent to quarter end, the Company announced it had reached an agreement in principle for the sale of the Los Angeles Dodgers. The agreement is subject to Major League Baseball approval and has been forwarded to Major League Baseball's ownership committee for review and recommendation to the other club owners, who will then vote on the proposed sale.

    REVIEW OF ASSOCIATED ENTITIES RESULTS

    First quarter net earnings from associated entities were $57 million versus losses of $96 million in the same period a year ago. The year over year improvements were primarily due to contributions from BSkyB, for which earnings were not reflected in prior year's quarter, and a comparatively favorable impact from foreign currency fluctuations at Sky Brasil. The inclusion of Stream's losses also affected the first quarter results a year ago.
    The Company's share of associated entities' earnings (losses) is as follows:


                                                     3 Months Ended
                                                      September 30,
                                    % Owned           2003       2002
                                   ---------       --------   --------
                                                      US $ Millions
Sky Brasil                             49.7%  (a)       (8)       (67)
Innova - Mexico                        30.0%           (10)        (8)
FOXTEL                                 25.0%            (3)        (2)
Stream                                 50.0%  (b)        -        (39)
Fox Sports Cable Networks           Various              9         12
ESPN STAR Sports                       50.0%             1          1
Other Associates                    Various  (c)(d)     68          7
                                                   --------   --------
Total associated entities' earnings
 (losses)                                           $   57     $  (96)
                                                   ========   ========


    Further details on the associated entities follow.

    (a) Represents the Company's economic interest, which was 43.9% as of September 30, 2002. The Company continues to hold a 36% equity interest in Sky Brasil.

    (b) The Company's share of Stream's losses was included as part of associated entities from April 1, 2002 through April 30, 2003, when it was merged with Telepiu to form the consolidated entity SKY Italia.

    (c) Primarily comprising BSkyB, Gemstar-TV Guide International, Independent Newspapers, and Queensland Press.

    (d) The Company's investment basis in BSkyB was negative from December 31, 2001 through November 11, 2002. Accordingly, the Company's share of BSkyB's results was not recognized during that period.



Sky Brasil (in US$)                              3 Months Ended
-------------------                               September 30,
                                               2003          2002
                                             ----------    ----------
                                                Millions (except
                                                   subscribers)

Revenues (in local currency)                  R$  162       R$   130

Revenues                                       $   55        $    42
Operating income (loss)                             3             (4)
Net loss                                       $  (17)       $  (157)
                                             ==========    ==========

News' reportable 49.7%/43.9% share (in US$)    $   (8)       $   (67)
                                             ==========    ==========

Net Debt (excluding capitalized leases)        $  199        $   208

Ending Subscribers                             772,000       704,000


    Sky Brasil's revenues grew 25% in local currency terms compared to prior year primarily driven by a higher subscriber base and increased average revenue per subscriber. The revenue growth for the quarter was partly offset by higher programming costs, mainly relating to higher subscribers, and increased marketing costs due to new campaigns to grow the subscriber base. The decrease in net loss principally reflects reduced foreign exchange losses as the decline of the Brazilian Real decelerated during the quarter as compared to the same period a year ago.


Innova (in US$) - Mexico                       3 Months Ended
----------------------------------------        September 30,
                                              2003          2002
                                          ------------   -----------
                                               Millions (except
                                                 subscribers)

Revenues (in local currency)              Ps.    909     Ps.    834

Revenues                                    $     85       $     84
Operating income                                  12              7
Net loss                                    $    (32)      $    (28)
                                          ============   ===========

News' reportable 30% share (in US$)         $    (10)      $     (8)
                                          ============   ===========

Net Debt (excluding capitalized leases)     $    339       $    358

Ending Subscribers                            826,000       733,000


    Innova's revenues grew 9% in local currency terms compared to prior year primarily driven by a 13% increase in the subscriber base. Operating income growth reflects lower depreciation and SG&A expenses. The increase in net loss principally reflects the unfavorable impact of foreign currency fluctuations due to the weakening of the Mexican Peso on U.S. dollar denominated liabilities during the quarter as compared to the same period a year ago.


FOXTEL (in A$)                                     3 Months Ended
--------------                                      September 30,
                                                  2003        2002
                                             ------------- -----------

                                                 Millions (except
                                                    subscribers)
Revenues                                     A$      182   A$     138
Operating loss                                       (27)         (24)
Net loss                                     A$      (18)  A$     (17)
                                             ============= ===========

News' reportable 25% share (in US$)           $       (3)   $      (2)
                                             ============= ===========

Ending Subscribers (including Optus)            1,068,000     805,000


    FOXTEL's revenues for the quarter increased 32% principally due to the inclusion of Optus wholesale subscribers as of December 1, 2002, an increase of 17% in satellite subscribers compared to a year ago and higher average revenue per subscriber. Net loss for the quarter increased A$1 million against the prior year as the increased subscriber revenues were more than offset by the inclusion of Optus license fee costs, an intensified subscriber acquisition plan, the development of a future digital service and higher depreciation expense.


Fox Sports Cable Networks* (in US$)              3 Months Ended
-------------------------------------------       September 30,
                                                2003         2002
                                            ------------ ------------
                                                Millions (except
                                                   subscribers)

News' reportable share                       $        9   $        12
                                           ============== ============

Ending Subscribers                            45,056,000   44,410,000


    The decrease in net income for the quarter primarily reflects the decline in the results at National Sports Partners resulting from increased programming costs, partly offset by the effect of cost savings at the Metro Channels and Madison Square Garden.

    * Various associated interests ranging from 20 percent to 50 percent, primarily comprising Regional Programming Partners
    (including Madison Square Garden), Fox Sports Bay Area, Fox Sports Chicago, National Sports Partners and National Advertising
    Partners.



ESPN STAR Sports (in US$) - Asia                      3 Months Ended
--------------------------------                       September 30,
                                                      2003      2002
                                                    -------   -------
                                                         Millions

Revenues                                            $   34     $   37
Operating income                                         2          5
Net income                                          $    1     $    3
                                                    ========   =======

News' reportable 50% share                          $    1     $    1
                                                    ========   =======


    Operating income decreased $3 million principally due to lower advertising revenues from England Cricket partially offset by lower channel costs associated with the event.

    FOREIGN EXCHANGE RATES

    Average foreign exchange rates used in the year-to-date profit results are as follows:


                                                       3 Months Ended
                                                        September 30,
                                                       2003      2002
                                                      ------    ------
Australian Dollar/U.S Dollar                           0.66      0.55
U.K. Pounds Sterling/U.S. Dollar                       1.61      1.55
Euro/U.S. Dollar                                       1.13      0.98


    To receive a copy of this press release through the Internet, access News Corp's corporate Web site located at http://www.newscorp.com
    Audio from News Corp's conference call with analysts on the first quarter results can be heard live on the Internet at 5:00 p.m. Eastern Standard Time today. To listen to the call, visit http://www.newscorp.com

    Cautionary Statement Concerning Forward-Looking Statements

    This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.





STATEMENT OF FINANCIAL PERFORMANCE                  3 Months Ended
                                           Note      September 30,
                                                  2003         2002
                                               ---------     --------
                                               US $ Millions (except
                                                   per ADR amounts)

Sales revenue                                1 $  4,649      $  3,813
Operating expenses                               (3,930)       (3,265)
                                               ---------     ---------
Operating income                             1      719           548

Net profit (loss) from associated entities           57           (96)

Borrowing costs                                    (148)         (152)
Interest income                                      34            28
                                               ---------     ---------
Net borrowing costs                                (114)         (124)

Exchangeable securities expense                     (18)          (13)
Other items before income tax, net                   61             -
                                               ---------     ---------
Profit from ordinary activities before
 income tax                                         705           315
                                               ---------     ---------

Income tax expense on:
   Ordinary activities before other items          (199)          (98)
   Other items                                      (22)            -
                                               ---------     ---------
Net income tax expense                             (221)          (98)
                                               ---------     ---------

Net profit from ordinary activities after
 tax                                                484           217

Net profit attributable to outside equity
 interests                                          (62)          (55)

----------------------------------------------------------------------
Net Profit Attributable to Members of the
 Parent Entity                                 $    422      $    162
----------------------------------------------------------------------

Net exchange gains (losses) recognized
 directly in equity                                  42            (8)
                                               ---------     ---------
Total change in equity other than those
 resulting from transactions with owners as
 owners                                        $    464      $    154
                                               =========     =========

Diluted earnings per ADR on net profit
 attributable to members of the parent
 entity

Ordinary ADRs                                  $   0.28      $   0.11
Preferred limited voting ordinary ADRs         $   0.34      $   0.13

Ordinary and preferred limited voting
 ordinary ADRs                                 $   0.32      $   0.12





STATEMENT OF FINANCIAL POSITION             September 30,    June 30,
                                                 2003          2003
                                           -------------  ------------
ASSETS                                              US $ Millions
Current Assets
Cash                                       $      4,916   $     4,477
Cash on deposit                                     272             -
Receivables                                       4,069         3,784
Inventories                                       1,466         1,282
Other                                               398           321
                                           -------------  ------------
Total Current Assets                             11,121         9,864
                                           -------------  ------------

Non-Current Assets
Cash on deposit                                       -           463
Receivables                                         905           809
Investments in associated entities                3,767         3,667
Other investments                                   649           793
Inventories                                       2,777         2,723
Property, plant and equipment                     4,135         4,180
Publishing rights, titles and television
 licenses                                        21,741        21,719
Goodwill                                            246           250
Other                                               483           495
                                           -------------  ------------
Total Non-Current Assets                         34,703        35,099
                                           -------------  ------------

Total Assets                               $     45,824   $    44,963
                                           =============  ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Interest bearing liabilities               $        281   $        22
Payables                                          5,709         5,507
Tax liabilities                                     521           474
Provisions                                          277           171
                                           -------------  ------------
Total Current Liabilities                         6,788         6,174
                                           -------------  ------------

Non-Current Liabilities
Interest bearing liabilities                      8,551         8,227
Payables                                          2,402         2,353
Tax liabilities                                     571           442
Provisions                                          725           685
                                           -------------  ------------
Total Non-Current Liabilities Excluding
 Exchangeable Securities                         12,249        11,707
                                           -------------  ------------

Exchangeable securities                           1,396         1,383
                                           -------------  ------------
Total Liabilities                                20,433        19,264

Shareholders' Equity
Contributed equity                               17,276        17,262
Reserves                                          1,975         1,685
Retained profits                                  2,573         2,506
                                           -------------  ------------

Shareholders' equity attributable to
 members of the parent entity                    21,824        21,453
Outside equity interests in controlled
 entities                                         3,567         4,246
                                           -------------  ------------

Total Shareholders' Equity                       25,391        25,699
                                           -------------  ------------
Total Liabilities and Shareholders' Equity $     45,824   $    44,963
                                           =============  ============




STATEMENT OF CASH FLOWS                               3 Months Ended
                                                       September 30,
                                                     2003       2002
                                                   --------   --------
Operating activity                                    US $ Millions

Net profit attributable to members of the parent
 entity                                            $   422    $   162
Adjustment for non-cash and non-operating
 activities:
Equity earnings, net                                   (56)        97
Outside equity interest                                 59         55
Depreciation and amortization                          144        102
Other items, net                                       (36)         -
Change in assets and liabilities:
   Receivables                                        (425)      (116)
   Inventories                                        (189)      (282)
   Payables                                            285         74
   Other liabilities                                   176         21
                                                   --------   --------

Cash provided by operating activity                    380        113

Investing and other activity

Property, plant and equipment                          (85)       (87)
Acquisitions, net of cash acquired                     (42)      (429)
Investments in associated entities                     (31)      (205)
Other investments                                      (31)        (4)
Proceeds from sale of non-current assets               244         26
                                                   --------   --------

Cash provided by (used in) investing activity           55       (699)

Financing activity

Repayment of debt and exchangeable securities         (195)    (1,022)
Decrease in cash on deposit                            191          -
Issuance of shares                                      14          1
Dividends paid                                          (9)        (2)
Leasing and other finance costs                          -         (1)
                                                   --------   --------

Cash provided by (used in) financing activity            1     (1,024)
                                                   --------   --------

Net increase (decrease) in cash                        436     (1,610)
Opening cash balance                                 4,477      3,574
Exchange movement on opening balance                     3         (2)
                                                   --------   --------

Closing cash balance                               $ 4,916    $ 1,962
                                                   ========   ========




Note 1 - SEGMENT DATA                               3 Months Ended
                                                     September 30,
BY GEOGRAPHIC AREAS                                 2003        2002
                                                 ---------   ---------
                                                     US $ Millions
Revenues

United States                                    $  3,311    $  2,889
Europe                                                928         590
Australasia                                           410         334
                                                 ---------   ---------
                                                 $  4,649    $  3,813
                                                 =========   =========

Operating Income

United States                                    $    690    $    468
Europe                                                (25)         56
Australasia                                            54          24
                                                 ---------   ---------
                                                 $    719    $    548
                                                 =========   =========


BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment                             $  1,248    $    882
Television                                          1,011       1,024
Cable Network Programming                             627         554
Direct Broadcast Satellite Television*                264           -
Magazines and Inserts                                 222         194
Newspapers                                            739         607
Book Publishing                                       347         347
Other                                                 191         205
                                                 ---------   ---------
                                                 $  4,649    $  3,813
                                                 =========   =========


Operating Income

Filmed Entertainment                             $    328    $    100
Television                                            179         188
Cable Network Programming                             133         118
Direct Broadcast Satellite Television*               (117)          -
Magazines and Inserts                                  58          51
Newspapers                                            102          57
Book Publishing                                        59          58
Other                                                 (23)        (24)
                                                 ---------   ---------
                                                 $    719    $    548
                                                 =========   =========

   * New segment reflecting the results of SKY Italia, consolidated as of May 1, 2003.


    Note 2 - SUPPLEMENTAL FINANCIAL DATA

    The Company considers net profit before other items to be an important indicator of the Company's operating performance on a consolidated basis. Net profit before other items, defined as net profit attributable to members of the parent entity before other items related to the Company and associated entities, net of applicable income tax expenses and outside equity interests, eliminates the effect of transactions that are considered significant by reason of their size, nature or effect on the Company's financial performance for the year. Net profit before other items, which is the information reported to and used by the Company's chief decision maker for the purpose of making decisions about the allocation of resources to segments and assessing their performance, should be considered in addition to, not as a substitute for the Company's operating income, net profit attributable to members of the parent entity, cash flows and other measures of financial performance prepared in accordance with generally accepted accounting principles in Australia. Net profit before other items does not reflect cash available to fund requirements, and the items excluded from net profit before other items, such as other revenues and expenses, are significant components in assessing the Company's financial performance.
    The following table reconciles certain components of net profit attributable to members of the parent entity as presented on page 2 of this release to the presentation required under Australian GAAP as required by Australian Accounting Standard AASB 1018 "Statement of Financial Performance" on page 11 of this release.


                                                    3 Months Ended
                                                     September 30,
                                                    2003       2002
                                                 ---------   --------
                                                    US $ Millions

Total other items (page 2)                       $     36    $     -
Reclassification of other items - associated
Entities                                                -          -
Reclassification of income tax and net profit
   attributable to outside equity interest             25          -
                                                 ---------   --------
Other items before income tax, net (page 11)     $     61    $     -
                                                 =========   ========


Income tax expense (page 2)                      $   (199)   $   (98)
Reclassification of income tax expense on
     other items                                      (22)         -
                                                 ---------   --------
Net income tax expense (page 11)                 $   (221)   $   (98)
                                                 =========   ========







                SUPPLEMENTAL FINANCIAL DATA (continued)

                                                    3 Months Ended
                                                     September 30,
                                                    2003      2002
                                                  --------   -------
                                                    US $ Millions

Outside equity interest (page 2)                  $  (59)    $  (55)
Reclassification of outside equity interest on
    other items, net                                  (3)         -
                                                  -------    -------
Net profit attributable to outside equity
 interest (page 11)                               $  (62)    $  (55)
                                                  =======    =======


Net profit before other items (page 2)            $  386     $  162
Other items before income tax, net                    61          -
Reclassification of income tax and net profit
   attributable to outside equity interest           (25)         -
                                                  -------    -------
Net profit attributable to members of the parent
  entity (page 11)                                $  422     $  162
                                                  =======    =======


Earnings per ADR on net profit before other
 items, net (page 2)                              $ 0.29     $ 0.12
Earnings per ADR on other items before income
 tax, net                                           0.05          -
Earnings per ADR on reclassification of income
 tax and net profit attributable to outside
 equity interest                                   (0.02)         -
                                                  -------    -------
Diluted earnings per ADR on net profit
 attributable to members of the parent entity
 (page 11)                                        $ 0.32     $ 0.12
                                                  =======    =======

    CONTACT: The News Corporation Limited
             (Investor Relations)
             Reed Nolte, 212-852-7092
             or (Press Inquiries)
             Andrew Butcher, 212-852-7070